PAYSIGN, INC.

1700 W. Horizon Ridge Parkway, Suite 200

Henderson, Nevada 89012

July 23, 2019

Jeff Kauten

Jan Woo

U.S. Securities & Exchange Commission

Division of Corporation Finance

100 F. St., N.E.

Washington, DC 20549

Re:	Paysign, Inc. (the "Company")

Form S-3 Filed July 19, 2019, File No. 333-232741

Dear Mr. Kauten and Ms. Woo:

I am writing on behalf of the Company regarding its Registration Statement on Form S-3, File No. 333-232741, filed with the Securities & Exchange Commission ("Commission") on July 19, 2019.  I hereby request that the SEC accelerate the effective date of the Registration Statement to Thursday, July 25, 2019, at 4:00 p.m.  In that regard, the Company hereby acknowledges as follows:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert staff comments and the declaration of the effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration in this matter, and do not hesitate to contact me in the event you have any questions.  Also, you may contact our attorney, Robert J. Mottern, at 404-607-6933, should you have any questions.  Thank you for your time and attention to this matter.

Very truly yours,

PAYSIGN, INC.

/s/ Mark Newcomer

Mark Newcomer, Chief Executive Officer

cc:    Robert J. Mottern (via email only)

Mark Attinger (via email only)

Robert Strobo (via email only)